Santiago, January 5, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of a report on Form 6-K with information of the minute of AES Gener's 22th Shareholders' Ordinary General Meeting held on April 24, 2003. Such Form is an English translation of the report that AES Gener filed with the Superintendencia de Valores y Seguros de Chile.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

January 5, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3th Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

The Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") the 22th Shareholders' Odinary General Meeting of Gener S.A.. Attached is an English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

Page

22th Shareholders' Ordinary General Meeting 5-27

English translation of the 22th Shareholders' Ordinary General Meeting 27-48

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENER S.A.

Date: January 5, 2004 By :

Franciso Castro

Chief Financial Officer

ACTA

22a JUNTA GENERAL ORDINARIA DE ACCIONISTAS

DE

AES GENER S.A.

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En Santiago de Chile, a 29 de Abril de 2003, en Avenida El Bosque Sur 130, Piso 1, comuna Las Condes, Santiago y siendo las 13:45 horas y a continuación de la Junta Extraordinaria, se dio inicio a la celebración de la 22a Junta General Ordinaria de Accionistas de AES Gener S.A. ----------------------------------------------------------------------------------------------------------------------------------------------

PRIMERO : ASISTENCIA. -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Figueroa Velasco Alberto Pablo, por sí por 1.000 acciones; Ojeda Vargas Mario, por sí por 65.620 acciones; Tapia Astudillo Martín Bernabé, por sí por 39.355 acciones; Bravo Donoso Horacio Nelson, por sí por 10 acciones; Rojas Fuentes Alberto, por sí por 100.000 acciones; Ebel Vial Francisco, por sí por 3.000.000 acciones; Rojas Brito Héctor Julio en representación de Noriega Bolumburu Guillermo, por 15.000 acciones; Vial Orellana Pedro, por sí por 833 acciones; Ojeda Donoso Silvia, por sí por 3.400 acciones; Lagos García de la Huerta Cristian en representación de Ackermann Meloth Susana Albina, Noriega Ludwig Guillermo Fernando, Ludwig Ackermann Ursula Renate y Coronado Andrade Eduardo Antonio por 11.000 acciones; Eyzaguirre Baeza José María en representación de Inversiones Cachagua Limitada por 5.596.329.349 acciones; Arriagada Renner Andrés Eduardo, por sí por 6.000 acciones; Kägi Guzmán Evelyn en representación de Arques Vergara Elizabeth por 13.615 acciones; Rivera Palma Juan Luis en representación de Asesoría e Inversiones Ilihue S.A. por 2.322.274 acciones y de Axxion S.A. por 2.359.116 acciones; Alvarado Vargas Jimena del Carmen, por sí por 1.000 acciones; Muñoz Muñoz Isabel Margarita, por sí por 314 acciones; y, Sánchez Espinoza Max en representación de Consorcio Corredores de Bolsa S.A. por 251.490 acciones.--------------------------------------------------------------------------------------------------------------------------------------------

Total de acciones presentes: 5.604.519.376.- acciones, que equivalen al 99,79717% del total de acciones suscritas con derecho a voto. -----------------------------------------------------------------------------------------------------------------------------------------

Presidió la Junta el Director de la compañía don Andrés Gluski Weilert y actuó como Secretaria la titular Francisca Cea Echenique. Asistieron, además, el Gerente General de AES Gener S.A. señor Felipe Cerón Cerón y el Gerente de Administración y Finanzas, don Francisco Javier Castro Crichton. ---------------------------------------------------------------------------------------------------------------------------------------

SEGUNDO: PODERES Y QUÓRUM. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

La Junta aceptó como conformes y por unanimidad los poderes de los señores Eyzaguirre Baeza José María, Rojas Brito Héctor Julio, Lagos García de la Huerta Cristián, Kägi Guzmán Evelyn, Rivera Palma Juan Luis y Sánchez Espinoza Max.--------------------------------------------------------------------------------------------------------------------

A continuación, luego de dejar constancia de la concurrencia de accionistas que representaban un número mayor de acciones que el exigido por el artículo 23 de los estatutos sociales y 61 de la Ley sobre Sociedades Anónimas, esto es, mayoría absoluta de las acciones emitidas con derecho a voto, se declaró legalmente constituida la Junta.---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

TERCERO: CONVOCATORIA. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

La Secretaria dejó constancia que el Directorio de la compañía, por Acuerdo adoptado en Sesión Ordinaria N. 469 celebrada el día 27 de Marzo del 2003, y de conformidad a lo dispuesto en los artículos 19 y 20 de los Estatutos, dispuso citar a esta Junta General Ordinaria de Accionistas, con el objeto de tratar las materias indicadas en la convocatoria. Seguidamente se acordó, por unanimidad, omitir la lectura de los avisos de convocatoria, publicados en el periódico "Diario Financiero" de Santiago, los días 11, 17 y 25 de abril del 2003. -----------------------------------------------------------------------------------------------------------------------------------------

Asimismo, se dejó constancia que la celebración de esta Junta se comunicó a la Superintendencia de Valores y Seguros, por medio de carta de fecha 3 de Abril de 2003 y que a la Asamblea no concurrió ningún representante de ese organismo. -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Se hizo presente que se enviaron citaciones por correo a cada uno de los accionistas inscritos en el registro, con la anticipación indicada en el inciso 2 del artículo 59 de la Ley N. 18.046. -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

CUARTO: FIRMA DEL ACTA. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

A proposición de la Mesa, la Junta, por unanimidad, acordó designar a los señores José María Eyzaguirre Baeza, Jimena Alvarado Vargas, Isabel Muñoz Muñoz, Héctor Rojas Brito y Juan Luis Rivera para que tres cualesquiera de entre ellos, conjuntamente con el Presidente y la Secretaria, firmen el Acta que se levante de esta Junta General Ordinaria de Accionistas. -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

QUINTO: ACTA JUNTA ORDINARIA ANTERIOR. -----------------------------------------------------------------------------------------------------------------------------------------------------------

La Junta tomó conocimiento que el Acta de la Junta Ordinaria anterior celebrada el 30 de Abril de 2002 se encontraba debidamente aprobada, toda vez que fue firmada por los tres accionistas designados en dicha Junta conjuntamente con el Presidente y la Secretaria. En consecuencia la Junta, en forma unánime, acordó omitir la lectura de la referida acta. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SEXTO: APROBACION DE LOS ESTADOS FINANCIEROS Y DE LA MEMORIA ANUAL POR EL EJERCICIO QUE FINALIZÓ EL 31 DE DICIEMBRE DE 2002, INCLUIDOS EL INFORME DE LOS INSPECTORES DE CUENTAS Y EL DICTAMEN DE LOS AUDITORES EXTERNOS.-------------------------------------------------------------------

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En forma previa a ofrecer la palabra a los accionistas, el Gerente General expresó que por especial encargo del Presidente de la compañía don Joseph Brandt, ofrecía las excusas por su inasistencia debida a graves impedimentos de último minuto. Seguidamente, y también por encargo del Presidente, el Gerente General se dirigió a los señores accionistas efectuando una breve reseña de los principales hitos ocurridos durante el ejercicio 2002. --------------------------------------------------------------------------------------------------------------------------------------------------------

En primer lugar, señaló que en términos financieros, durante el período 2002, AES Gener S.A. alcanzó un importante record de generación de flujo de caja operacional. Este logro se reflejó en el EBITDA operacional consolidado, calculado como resultado de la explotación más depreciación y amortización de intangibles, que alcanzó un record de 168 mil millones de pesos, permitiendo reducir el nivel de endeudamiento financiero consolidado en 112 mil millones de pesos.---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

En cuanto a resultados, señaló el señor Cerón que se obtuvo una utilidad consolidada de 32 mil millones de pesos, lo que representa un aumento de 38 mil millones respecto al resultado del año 2001. Esta mejora, agregó, se explica en parte importante por un aumento en el margen operacional de 36 por ciento y por una disminución de los gastos de administración y ventas en un porcentaje similar.--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

En materia financiera, el Gerente General destacó que fue también relevante la reestructuración de deuda de corto plazo por un monto superior a los 450 millones de dólares, agregando que dichos esfuerzos concluyeron exitosamente con acuerdos alcanzados con ABN, con el sindicato de bancos acreedores de Chivor y con Bank of America, lo que permitió alivianar sustancialmente la carga financiera de la empresa hasta el año 2005.----------------------------------------------------------------------------------------------------------------------------------------------------------------------

Agregó el señor Cerón que en cuanto al negocio eléctrico en Chile, como consolidado, sobresalieron las ventas, que alcanzaron un record de 243 mil millones de pesos. En términos físicos, agregó, las ventas del grupo representaron el 29,4 por ciento de la energía consumida en el país. Y en cuanto a generación propia para el mercado chileno, incluyendo la producción de la central Salta de TermoAndes, el grupo AES Gener produjo 7.800 GWh netos, lo que representa el 19,4 por ciento de la generación del sistema eléctrico nacional.-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Seguidamente, se refirió a la gestión de las centrales de la empresa, señalando que debido a las favorables condiciones hidrológicas presentes desde el año 2000, las unidades termoeléctricas de la empresa en el SIC tuvieron en general un bajo nivel de despacho, con excepción de las centrales Nueva Renca y Guacolda. Por el contrario, las centrales hidroeléctricas permanecieron en funcionamiento durante todo el año. En el SING, en tanto, las centrales Norgener y Salta aumentaron su nivel de despacho respecto a 2001, pero manteniendo una relevante capacidad ociosa.---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Agregó que al igual que en años anteriores, en las centrales con bajo despacho se trabajó principalmente en mejorar su disponibilidad para el momento de ser requeridas, y en las centrales con alto despacho la labor se concentró en optimizar sus resultados. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Seguidamente, el señor Cerón indicó que otra materia relevante de trabajo respecto al sector eléctrico en Chile fue la discusión normativa que tuvo lugar durante el año -y que continúa vigente- en vistas a realizar ciertas modificaciones a la ley eléctrica, a través de la denominada "Ley Corta". En las instancias en que ha correspondido, AES Gener ha participado activamente en esta discusión, buscando no sólo resguardar sus propios intereses, sino también contribuir a que la modificación a la ley permita el desarrollo eficiente del sector eléctrico en su conjunto, minimizando el costo global de abastecimiento de energía eléctrica en el país. En especial, los esfuerzos de AES Gener se han concentrado en materias de sistemas de transporte, intentando evitar, por una parte, que eventuales cambios estructurales alteren las adecuadas señales de tarificación de transporte, incluyendo la óptima localización de los desarrollos futuros de generación en el país; y buscando también evitar que se incremente la participación del Estado en esquemas de planificación.----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Respecto del plano internacional, agregó que sobresalió la generación de Chivor, que alcanzó al 10 por ciento de la producción de energía en Colombia. Las ventas de esta filial, por 81 mil millones de pesos, representaron el 20 por ciento de los ingresos totales consolidados, mientras que su aporte al EBITDA consolidado fue 32 mil millones de pesos, equivalente al 19 por ciento del total.--------------------------------------------------------------------------------------------------------------------

A continuación, el señor Cerón informó que durante el año 2002 continuó el proceso de venta de activos ajenos al negocio eléctrico en Chile iniciado en 2001. En términos de flujos, indicó, se recibieron cerca de 5 millones de dólares por las participaciones en Oilgener, empresa cuyo giro es la exploración de petróleo y gas, y en Explotaciones Sanitarias y Ecogener, ambas dedicadas al negocio sanitario. Por su parte, la venta de la participación en la empresa Itabo, en la República Dominicana, se ha visto retrasada, esperándose su concreción para el año 2003.-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Seguidamente, el señor Cerón se refirió a los proyectos de desarrollo, r informó que se ha continuado estudiando distintas alternativas para poder satisfacer el aumento de demanda eléctrica en el SIC. A este respecto, destacó la reciente obtención del permiso ambiental para el proyecto de conversión de la central Renca, que actualmente opera a petróleo, en un ciclo combinado a gas natural, lo cual permitirá reducir los costos de generación, aumentar la capacidad instalada, incrementar la generación y reducir al mismo tiempo los niveles de emisión.--------------------------------------------------------------------------------------------------------------------------

En cuanto a la administración de la compañía, señaló que se efectuaron algunos cambios tendientes a una mayor eficiencia organizacional, lo cual culminó en octubre pasado con la adopción por parte de AES Gener de una estructura organizacional de tipo funcional, diseñada en torno a las gerencias de administración y finanzas, comercial, de regulación y desarrollo y de operaciones, todas dependientes directamente del Gerente General, quien para efectos de las empresas AES se relaciona directamente con la plana ejecutiva de AES en Arlington. Esto implicó un reconocimiento y una muestra de confianza hacia el equipo de administración local, por cuanto dejó de contemplarse en la estructura la figura de un presidente ejecutivo con residencia en Chile proveniente de AES Corp. o de otras empresas AES.---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Junto con los cambios en la estructura organizacional, agregó que en materia de administración destacó durante el año 2002 un esfuerzo relevante a lo largo de todo AES Gener por ahorrar costos, aumentar ingresos y establecer políticas y sistemas de control interno que contribuyeran a una administración más eficiente. En materia de recursos humanos, esto se tradujo, entre otras cosas, en un ajuste de 7 por ciento en la dotación de personal, sin que ello alterara las buenas relaciones sindicales existentes. De hecho, se mantuvo durante 2002 el programa de reuniones de trabajo periódicas con las organizaciones sindicales, en un clima de transparencia, armonía y respeto mutuo, lo que contribuyó a mantener un adecuado clima laboral.--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

En este momento de recuento de la gestión del año, señaló, cabe también destacar el compromiso que la empresa mantuvo inalterable en términos de gestión ambiental y de inserción amigable en la comunidad, ambos aspectos vinculados a su responsabilidad social.------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

A continuación se refirió a materias medioambientales, informando que durante el año 2002 se continuó trabajando en forma decidida para hacer de AES Gener una empresa ejemplar en términos de producción limpia, actuando bajo el criterio de mejoramiento continuo. En este ámbito, además del trabajo orientado a la obtención de permisos ambientales para proyectos de desarrollo, se destacó el trabajo tendiente a la obtención por parte de Eléctrica Santiago de la certificación internacional de gestión ambiental ISO 14.001 para la central Nueva Renca, concretada en enero pasado. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Seguidamente informó que en términos sociales, se continuaba desarrollando los programas educativos Amigos de la Naturaleza, Amigos de la Ciencia y Amigos de la Energía, que son un aporte efectivo al desarrollo y la calidad de vida de las comunidades del entorno de las centrales de la compañía.---------------------------------------------------------------------------------------------------------------------------------------------------

Indicó a continuación que estimaba necesario referirse en esta cuenta al deterioro experimentado durante el año en la clasificación de riesgo de la deuda de nuestra compañía y del precio de la acción. Ello ha sido una realidad a pesar que AES Gener ha cumplido oportunamente todos sus compromisos financieros, ha reestructurado exitosamente sus pasivos y tiene un importante flujo de caja operacional. Aparentemente, este deterioro se debe a la incertidumbre que perciben las agencias clasificadoras en el refinanciamiento de los bonos convertibles en marzo de 2005 y de los bonos "yankees" en enero del 2006. A este respecto, representa un importante desafío para el año 2003 explorar y concretar alternativas de refinanciamiento que despejen las dudas de la comunidad financiera, permitan mejorar la clasificación de riesgo, recuperar el precio de la acción y financiar la expansión futura. El excelente posicionamiento de AES Gener en el sector generación chileno, su diversificada cartera de plantas de generación y su experimentada administración serán claves en el logro de un refinanciamiento conveniente para la compañía y sus acreedores.-----------------------------------------------------------------------------------------------------------------------------------------

En cuanto al proceso de reestructuración financiera, que aún está en una etapa muy preliminar, informó que se está explorando efectuar una combinación de pago de créditos de acuerdo al calendario original, refinanciamiento y aumento de capital, resolviendo como parte de la operación el pago pendiente por parte de AES de la cuenta corriente mercantil. Una vez despejado el tema financiero, la empresa podría abocarse en el 2004 al desarrollo de nuevos proyectos, de manera tal de contar con mayor capacidad de generación para 2006.-----------------------------------------------------------------------------------------------------------------------------------

Finalmente, el señor Cerón expresó su deseo de agradecer el esfuerzo y dedicación de los miembros del directorio de la compañía, de su administración y de todos los ejecutivos y empleados de AES Gener, filiales y empresas relacionadas, agregando que juntos, continuarían trabajando con mucho entusiasmo y esfuerzo durante el año 2003 para que AES Gener siga haciendo aportes sustantivos al sector eléctrico chileno para beneficio de sus accionistas, del mundo financiero, de sus trabajadores y de la comunidad en general. -----------------------------------------------------------------------------------------------------------------------------

Una vez concluida la exposición, se ofreció la palabra en relación con la Memoria, Balance y Estados Financieros del ejercicio terminado el 31 de Diciembre de 2002. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Inmediatamente tomó la palabra don Alberto Rojas Fuentes quién consulta al Gerente General sobre la forma cómo pretende la Compañía generar los recursos para servir y pagar la deuda que mantiene. El Gerente General respondió señalando que parte de la deuda de la Compañía se va a pagar durante los años 2003 y 2004 a través de los flujos de caja de la Compañía con lo cual se logra una amortización importante de la deuda. En lo que respecta al vencimiento grande en el año 2005, se piensa resolver y buscar soluciones satisfactorias con mucha anticipación viendo las mejores alternativas para la Compañía, manteniendo su nivel de endeudamiento en relación con sus activos.------------------------------------------------------------------------------------------------------------------------------------

A continuación, el mismo señor Rojas consulta sobre la fecha en que la Central Renca iniciará sus operaciones como ciclo combinado, a lo cual el Gerente General responde que la conversación de la "Central Renca", es un proyecto que la compañía ha estado analizando desde hace ya algún tiempo; recientemente, como mencioné en la cuenta, obtuvimos los permisos ambientales, sin embargo, según los actuales requerimientos del Sistema Interconectado Central no se justifica que este ciclo combinado entre en operación antes del año 2005. ---------------------------------------------------------------------------------------------------------------------------

Nuevamente tomó la palabra don Alberto Rojas, para consultar por los resultados operacionales de la Compañía durante el primer trimestre del año 2003, especialmente en comparación con el mismo período del año pasado. El Gerente General dio respuesta a la consulta señalando que lamentablemente no podía dar detalles, pues la información respectiva aún no era pública, pero que sin embargo le podía informar que durante el primer trimestre de este ejercicio no se habían registrado mayores sorpresas, pues no ocurrieron cambios sustanciales con respecto al mismo período en el año anterior, la demanda de energía ha continuado creciendo, se ha vendido más energía y en general, las centrales de la Compañía están operando a un muy buen nivel.-----------------------------------------------------------------------------------------------------------------------------------------------------------------

Luego, don Juan Luis Rivera Palma tomó la palabra y señaló que el contrato de cuenta corriente mercantil que la compañía mantiene con su matriz AES Corp. vencería, según indica la memoria, el 28 de Febrero del año 200, ascendiendo a la fecha aproximadamente a $ 215.000.000.000.- Dado que sin embargo, en Estados Unidos AES Corp. está prepagando una serie de obligaciones por US$ 525 millones, consulta que es lo que está haciendo la Compañía para que su matriz prepague la cuenta corriente mercantil vigente. Toma la palabra el Gerente General y responde que es importante aclarar que la cuenta corriente mercantil que mantiene la Compañía es con Inversiones Cachagua Limitada, sociedad que a su vez pertenece a The AES Corp, Agregó que en la actualidad se está trabajando y evaluando las diversas posibilidades para que la referida cuenta sea pagada antes de su vencimiento o conjuntamente con el refinanciamiento de la Compañía como parte de un proceso global-----------------------------------------------------------------------------------------------------------------------------------------------------------------------

Tomó nuevamente la palabra don Juan Luis Rivera, y consultó si podría esperarse que llegaran recursos frescos de la matriz, a lo que el señor Gerente General le responde que AES Gener no ha sido incluido en los prepagos que aquél mencionó anteriormente.--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

A continuación toma la palabra don Pedro Vial y consulta los efectos que produciría en la compañía el hecho que la ley Corta no incluyese la venta de la capacidad de potencia instalada. El Gerente General responde que el tema principal de discusión de la Ley Corta son los peajes de transmisión, respecto de lo cual se ha visto durante el último tiempo una buena disposición del gobierno en cuanto a que no todos los mayores costos sean traspasados a los usuarios como aparecía en un principio en el proyecto original. Acotó que si bien no se percibe un efecto directo en la compañía con estas modificaciones, estiman que es una señal no adecuada para el sistema eléctrico en sí.----------------------------------------------------------------------------------------------------------------------------------------------------

Nuevamente tomó la palabra don Pedro Vial, para consultar por el resultado de la venta de activos no operacionales en el año 2002, específicamente del Edificio Las Américas y el Club Deportivo. El Gerente General respondió que la venta del Edificio Las Américas arrojó pérdidas, las que a su vez, fueron compensadas con las ganancias generadas en la venta del Club Deportivo.------------------------------------------------------------------------------------------------------------------------------------------------------

Después solicitó la palabra don Pedro Vial nuevamente, para consultar en esta oportunidad por una venta directa de acciones de AES Gener aparecida en el periódico el Diario la semana pasada, y como ella influyó en el valor de las acciones de la Compañía. Respondió el Gerente General señalando que si bien se desconoce la razón precisa de la baja en el valor de la acción de AES Gener el día Viernes pasado, debía considerarse que se trata de un mercado de poca profundidad y liquidez pues la matriz mantiene el 98,6% de las acciones, entonces la venta a la que usted alude, fue por una cantidad importante de acciones y produjo un efecto importante, pero el día lunes el precio de la acción mostró nuevamente un alza considerable.--------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Posteriormente, toma la palabra don Alberto Figueroa Velasco, quién expone reconocer un evidente avance en las utilidades obtenidas por la Compañía y felicita al efecto a la administración, sin embargo, también manifiesta su preocupación por la cuenta corriente mercantil que ha ido aumentando y según se ha explicado AES Corp. no prepagaría esta cuenta antes de su vencimiento en Febrero del 2004, por lo que consulta las medidas que va a tomar la administración al respecto. Le responde el señor Cerón indicando que para comprar AES Gener S.A., AES Corp. se endeudó y parte de esta deuda se pagaría con la venta de los activos de Argentina. Además, este contrato no ha registrado movimientos desde el 2001, y su aumento obedece exclusivamente al devengo de intereses. Adicionalmente, indica que Inversiones Cachagua S.A. se ha comprometido a no retirar dividendos, sino a imputarlos al pago del saldo del contrato de cuenta corriente. Añadió el señor Cerón que una de las fórmulas que se están evaluando es reducir el capital social y por lo tanto, la participación de Inversiones Cachagua por parte de la deuda -lo que requiere aprobación de la Junta de Tenedores- y, posteriormente, un aumento de capital, en el cual no participaría la referida sociedad sino que se invitaría a otros interesados, que podrían ser inversionistas institucionales o a los mismos acreedores de la Compañía. Frente a la insistencia del accionista acerca del pago del saldo del contrato de cuenta corriente mercantil, el señor Gerente General le precisó que el mismo no considera calendario de pago ni de amortizaciones y, por lo tanto, la obligación de pago vence en el mes de Febrero del 2004. Además, no se anticipan problemas de caja para la Compañía, sino hasta el vencimiento mayor del 2005, por lo que precisamente la Administración espera comenzar con una evaluación de refinanciamiento con anticipación. ---------------------------------------------------------------------------------------------------------------------------------------------------------------

A continuación toma la palabra don José María Eyzaguirre Baeza y expone que actualmente se están evaluando diversas alternativas para el pago de la cuenta mencionada, agregando que dicho pago no era una alternativa sino una obligación de Inversiones Cachagua, la que cumplirá. Agregó que aparte del pago que es la forma natural de dar cumplimiento a una obligación de pagar dinero, existen alternativas que se están evaluando en un escenario de refinanciamiento, entre las cuales está, por ejemplo, la reducción del capital de la compañía, que conllevaría una reducción proporcional, en la parte que Inversiones Cachagua posee de dicho capital, de su deuda con la compañía, la que se netearía, no percibiendo dinero alguno la mencionada empresa, sin embargo sí los restantes accionistas. Sin embargo, agregó es preferible para la compañía mantener una adecuada relación deuda-capital. Añadió que la segunda parte de ese escenario de refinanciamiento es aumentarle el capital a la compañía e invitar a terceros, excluyéndose la controladora; entonces la emisión sería probablemente en ese caso por acciones de pago en la que terceros harían los aportes por la parte del capital que se flote en ese minuto en el mercado. Agregó que los accionistas siempre, como en toda sociedad anónima, van a tener derecho preferente para suscribir la acción que se emita, la que es una acción de pago y por lo tanto, requeriría la contribución por el monto que en ese minuto la junta, todos nosotros que estamos aquí aprobemos definitivamente, pero en la parte que exceda el monto que los accionistas estén dispuesto a suscribir preferentemente ingresarían terceros, por ejemplo, y es un escenario que se ha estado evaluando y dependerá de lo que ocurra en los meses siguientes; se podría invitar, por ejemplo, a los propios acreedores de la compañía para que pasen a tener un rol más relevante en el capital; sin embargo, señaló, la historia no ha concluido y está recién comenzando, e Inversiones Cachagua está de la mano de la administración realizando lo que sea necesario para devolver a la compañía la sanidad financiera que todos los accionistas esperan.---------------------------------------------------------------------------------------------------------------------------------------------------------

El señor Cerón aclaró que una eventual disminución de capital requiere la aprobación de los tenedores de bonos convertibles, por lo cual una medida así tendría que ser parte de todo el paquete de reestructuración financiera de la compañía.---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Una vez concluida la intervención de los accionistas, y antes de la votación, se dejó constancia que el Balance, los Estados Financieros al 31 de diciembre de 2002 y la opinión de los Auditores Externos fueron oportunamente revisados y aprobados por el Comité de Directores del artículo 50 bis de la Ley N. 18.046, que éstos, junto con la Memoria Anual, de acuerdo con lo establecido en el artículo 75 de la mencionada ley, fueron puestos a disposición de los accionistas en las oficinas sociales y también enviados a aquellos accionistas que cumplían con los requerimientos establecidos al efecto por la circular N. 1.108 de la Superintendencia de Valores y Seguros. Asimismo, se dejó constancia que los referidos Estados Financieros se publicaron en la edición del día 11 de Abril de 2003 en el periódico "El Diario Financiero" de Santiago. -----------------------------------------------------------------------------------------------------------------------------------------------------

Luego, sometidos a votación la Memoria, el Balance y los Estados Financieros de la compañía por el ejercicio terminado el 31 de Diciembre de 2002, incluido el informe de los auditores externos Deloitte & Touche Sociedad de Auditores y Consultores Limitada, ellos fueron aprobados por la unanimidad de los accionistas presentes.-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Posteriormente, y de conformidad con lo establecido en el artículo 78 de la ley de sociedades anónimas, en relación con la circular N.  687 de la Superintendencia de Valores y Seguros, habiéndose aprobado el balance del ejercicio, se informó a los accionistas de los saldos finales de las cuentas del patrimonio, una vez efectuada la reclasificación del ítem variaciones patrimoniales de filiales, correspondiente a un ajuste de ejercicios anteriores efectuado por la filial Chivor S.A., ajuste relacionado con un error en el cálculo de la depreciación de los activos fijos de los años 1999 y anteriores, el cual fue registrado durante el ejercicio 2001 directamente contra esta reserva patrimonial, las que quedaron de la siguiente forma: ----------------------------------------------------------------------------------------------------------------------------------------------------------
Capital pagado	$ 654.074.614.931.-
Sobreprecio en venta de acciones	$ 29.242.921.653.-
Reserva ajuste valor activo fijo	$ 42.189.905.333.-
Otras reservas	$ 8.340.284.301.-
Reserva futuros dividendos	$ 4.829.292.023.-
Utilidad del Ejercicio	$ 32.416.398.263.-

TOTAL PATRIMONIO	$ 771.093.416.504.-

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SÉPTIMO: DISTRIBUCIÓN DE UTILIDADES Y REPARTO DE DIVIDENDOS. ------------------------------------------------------------------------------------------------------------------------

A continuación, tomó la palabra el gerente General y expresó que según ya se había informado a los accionistas, durante el ejercicio 2002 la compañía obtuvo utilidades por $32.416.398.263. Sin embargo, agregó, dado que a dicha cantidad se le debe descontar la suma de $2.636.863.480.-, correspondiente al ajuste efectuado por la filial Chivor S.A., y a que los estatutos sociales, salvo calificadas excepciones sólo permiten repartir el 30% de las utilidades del ejercicio, el monto total a repartir en esta oportunidad ascendería a la cantidad de $8.933.860.435.- Cabe destacar, agregó el señor Cerón, que formando parte de la utilidad propuesta a distribuir, se encuentra un ítem denominado Amortización Mayor Valor de Inversiones, por un monto de $ 215.578.540.- situación que, según Circular N. 368 de la Superintendencia de Valores y Seguros, debe ser informada a la Junta Ordinaria de Accionistas, antes de decidir su reparto. Seguidamente, hace presente que durante el ejercicio 2002 no se repartieron dividendos provisorios. -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Seguidamente, se propone entonces la distribución del 30% de las utilidades ascendientes a $8.933.860.435.- correspondiente a $ 1,57487.- por cada acción en moneda de Diciembre del 2002. Se propone, además, que el dividendo definitivo mencionado, sea pagado a los accionistas a contar del día 19 de Mayo de 2003.-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Tomó la palabra el gerente de Administración y Finanzas don Francisco Castro, e indicó que de acuerdo a un compromiso suscrito por el accionista Inversiones Cachagua Limitada con el Banco ABN AMRO, ésta sociedad no percibirá los dividendos recién indicados, sino que éstos serán compensados con los débitos correspondientes en el contrato de cuenta corriente mercantil existente con la compañía. Agregó el Gerente General que era su entendimiento que la controladora no tenía intención de efectuar ningún tipo de retiro de la compañía mientras no se saldara el contrato de cuenta corriente mercantil existente, que y prueba de ello era el compromiso precedentemente indicado, por el cual Inversiones Cachagua Limitada se obligó a no retirar dividendos durante todo el período en que dure el contrato de crédito con el mencionado banco, esto es, el 28 de febrero del 2004.-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

A continuación, atendiendo a la distribución de utilidades recién aprobada y en virtud de lo dispuesto en la letra e) Punto I de la Circular N. 687, emitida por la Superintendencia de Valores y Seguros, se informó que la composición de las cuentas patrimoniales, al 31 de Diciembre del 2002, quedaba como se indica, alcanzando el total del patrimonio la suma de $ 762.159.556.069.--------------------------------------------------------------------------------------------------------------------------------------

Capital pagado. $ 654.074.614.931.-

Sobreprecio de venta de acciones $ 29.242.921.653.-

Propias.

Reserva ajuste al valor del $ 42.189.905.333.-

activo fijo.

Reserva Futuros Dividendos. $ 25.674.966.371.-

Otras reservas. $ 10.977.147.781.

TOTAL PATRIMONIO. $ 762.159.556.069.-

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A continuación, toma la palabra don Francisco Castro, y pasa a referirse a ciertas restricciones estatutarias y contractuales que básicamente impiden que la compañía reparta un dividendo mayor que el mínimo obligatorio establecido en la Ley de Sociedades Anónimas. Agregó que, como era de conocimiento de los accionistas, en junta extraordinaria de 4 de Julio del 2001, se modificaron los estatutos sociales para, entre otras materias, incrementar los quórum requeridos para aprobar acuerdos la transformación, fusión o división de la sociedad y para modificar determinadas normas de los estatutos, y para establecer que la distribución de dividendos por sobre el mínimo legal se efectuará siempre y cuando la compañía mantenga la razón de cobertura de intereses igual o superior a 2,4 veces sus gastos financieros y siempre y cuando dicha distribución de dividendos no afecte negativamente la clasificación de riesgo de la compañía. Señaló que esta serie de restricciones fueron acordadas con la finalidad de mantener la clasificación de riesgo de la compañía, toda vez que ésta era superior a la de su controladora final The AES Corp. Por otra parte, señaló que durante el año 2002, se celebraron dos contratos de crédito, en los cuales los bancos acreedores, ABN Amro y Bank of America, impusieron la condición de no repartir dividendos por sobre el mínimo legal. Seguidamente, el señor Castro indicó que es la intención del Directorio de la compañía que sus accionistas se beneficien de los positivos resultados del año 2002, razón por la cual informaba que luego de los requerimientos de la compañía, se había recibido ese mismo día la información de que los respectivos comités de los bancos ABN AMRO y Bank of America, habían dado su autorización para que la compañía pudiera repartir el 70% restante de las utilidades del ejercicio anterior, por lo cual una vez obtenida las autorizaciones formales se citará a junta extraordinaria de accionistas a fin de modificar los estatutos que impiden el reparto de utilidades por sobre el mínimo legal, y para acordar el reparto de un dividendo de aproximadamente $ 20.845.674.348.- en moneda de Diciembre del 2002. Finalmente, hizo presente que del mismo modo como respecto del dividendo mínimo recién acordado, la controladora Inversiones Cachagua Limitada no hará retiro del dividendo, sino que este se compensará con los débitos de la cuenta corriente mercantil existente.---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

OCTAVO: ELECCIÓN DEL DIRECTORIO DE LA SOCIEDAD. ----------------------------------------------------------------------------------------------------------------------------------------------

A continuación, el Gerente General hizo notar a los accionistas que de acuerdo con lo dispuesto en el artículo 13 de los Estatutos Sociales, correspondía elegir en esta junta al Directorio de la Compañía, el que estaría compuesto por siete miembros titulares y siete suplentes, que durarán tres años en sus funciones. ---------------------------------------------------------------------------------------------------------------------
Agregó el Gerente General que la mesa había recibido la proposición del accionista Inversiones Cachagua Limitada, accionista controlador de la compañía, de designar a las personas que a continuación se indican, como Directores Titulares y sus respectivos Suplentes:-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Titular	Suplente
Joseph Brandt	Martín Cordero
Daniel Yarur Elsaca	Sergio Quiñones
René Cortázar Sanz	Fernando Pujals
Javier Giorgio	Jorge Busato
Eduardo Dutrey	Luciano Barquín
Andrés Gluski	Carlos Álvarez
Eric Lukau	Pablo Santamarina

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A continuación toma la palabra la Secretaria Francisca Cea y hace notar que por regla general las sociedades que están obligadas a constituir el Comité de Directores a que se refiere el artículo 50 bis de la ley de sociedades anónimas, como es el caso de AES Gener S.A., al proceder a la elección de directorio deben requerir que todas las personas vinculadas al controlador así lo señalen al momento de votar, de forma de dejar constancia de la votación de tales personas en el acta respectiva, pues los votos emitidos por tales personas relacionadas o vinculadas al controlador, aún cuando lo sean en ejercicio de poderes otorgados por accionistas minoritarios o personas no relacionadas a aquél, se entienden como votos provenientes del Controlador para los efectos del inciso segundo de artículo 50 bis de la ley de sociedades anónimas. Agregó, que en el caso de AES Gener, y debido al alto porcentaje de acciones que posee Inversiones Cachagua Limitada, todos los directores se entenderán elegidos con el voto del controlador, por lo cual, en caso de no existir candidatos distintos de los mencionados, éstos últimos se entenderían elegidos por aclamación y no habría necesidad de consultar a todos los accionistas presentes. Continuó señalando que si hubiere otros candidatos, se proponía hacer una votación económica, consistente en que las personas que tuvieren preferencia por los candidatos no propuestos por el controlador así lo indicaren, de modo de dejar constancia de dicha votación en actas. No habiéndose presentado proposiciones diferentes de las ya referidas y habiendo sido nominadas como candidatos tantas personas como cargos de directores titulares y suplentes existen, éstos se entendieron elegidos por aclamación.-------------------------------------------------------------------------------------------------

Agregó la Secretaria que en consecuencia, habían sido elegidos como directores titulares y suplentes de la compañía por próximo periodo de 3 años los señores:--------------------------------------------------------------------------------------------------------------------

Titular	Suplente
Joseph Brandt	Martín Cordero
Daniel Yarur Elsaca	Sergio Quiñones
René Cortázar Sanz	Fernando Pujals
Javier Giorgio	Jorge Busato
Eduardo Dutrey	Luciano Barquín
Andrés Gluski	Carlos Álvarez
Eric Lukau	Pablo Santamarina

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Seguidamente, se dejó constancia que todos los directores titulares y suplentes, fueron elegidos con el voto favorable del accionista controlador. -----------------------------------------------------------------------------------------------------------------------------------------

CUARTO : "DETERMINACION DE LA REMUNERACIÓN DE LOS MIEMBROS DEL COMITE DE DIRECTORES DE CONFORMIDAD AL ART. 50 BIS DE LA LEY N. 18.046, APROBACIÓN DE SU PRESUPUESTO 2003 E INFORMACIÓN DE LAS ACTIVIDADES DEL COMITE".------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Tomó la palabra la Secretaria y se refirió al artículo 50 bis de la Ley N. 18.046, sobre Sociedades Anónimas, incorporado por la Ley N. 19.705, explicando su alcance y contenido y recordando que AES Gener S.A., por tener un patrimonio bursátil superior al equivalente a 1.500.000 Unidades de Fomento, debía designar dicho Comité, el que cumple las funciones que la ley le encomienda y que ya se reseñaron, y cuyos integrantes deben ser remunerados en la cantidad que determine la Junta Ordinaria de Accionistas, la que también debe determinar un presupuesto de gastos para dicho Comité y sus asesores.-----------------------------------------------------------------------------------------------------------------------------------------------

Al efecto, señaló que la mesa había recibido la proposición en cuanto a la remuneración, de mantener la remuneración del ejercicio anterior, esto es, igual a un monto de 160 Unidades de Fomento al mes por cada integrante del Comité.--------------------------------------------------------------------------------------------------------------------

A continuación se ofreció la palabra a los accionistas, y no habiendo otras proposiciones, se sometió a votación la proposición anterior, siendo aprobada por la unanimidad de los accionistas presentes.-----------------------------------------------------------------------------------------------------------------------------------------------------------------------

Luego, la Secretaria informó que respecto del presupuesto del Comité para el año 2003 también se había recibido una proposición, consistente en mantener en la suma de US$ 25.000.- el presupuesto anual del Comité.-----------------------------------------------------------------------------------------------------------------------------------------------------

A continuación se ofreció la palabra a los accionistas, y no habiendo otras proposiciones sobre la materia, se sometió a votación la proposición anterior, siendo aprobada por la unanimidad de los accionistas presentes.------------------------------------------------------------------------------------------------------------------------------------------

Luego, la Secretaria indicó que con el objeto de dar cumplimiento a lo previsto por el artículo 50 bis de la ley sobre sociedades anónimas, que establece que las actividades que desarrolle el Comité de Directores y los gastos en que incurra, incluidos los de sus asesores, serán informados en la junta ordinaria de accionistas, por lo cual procedió a informar al respecto, señalando que el Comité de Directores se reunió en 11 oportunidades entre la fecha de su establecimiento el año 2002 y el término del ejercicio, no habiendo incurrido en gastos durante este período. Posteriormente dio lectura a un breve resumen de las actividades realizadas por el Comité, sumario que a continuación se transcribe.--------------------------------------------------------------------------------------------------------------------------------------

En sesión de fecha 5 de Febrero de 2002, el Comité examinó los antecedentes y evacuó informe respecto de 1) Garantía a filial ETFC en relación con crédito que Citibank NA otorgaría a dicha filial por US$ 12.500.000.- y 2) Modificación de contrato de Cuenta Corriente Mercantil con Norgener S.A. incluyendo interés de mercado.-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

En sesión de 20 de Marzo del 2002, el Comité examinó los antecedentes y evacuó informe respecto de: 1) La contratación de Auditores Externos para el ejercicio 2002; 2) Venta de carbón a coligada Guacolda SA y a filial Norgener SA.; 3) Balance, Estados Financieros e Informe de los Auditores Externos; y, 4) Modificación Contrato Compraventa de Potencia y Energía Eléctrica vigente con la filial Sociedad Eléctrica Santiago, incrementando montos de energía comprados por la compañía.--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

En Sesión de 25 de Marzo del 2002, el Comité examinó los antecedentes y evacuó informe respecto de la Cuenta Corriente Mercantil con Inversiones Cachagua Limitada, acordando plantear al Directorio la conveniencia y necesidad de requerir de esta la adopción de una o más acciones en orden a pagar los intereses devengados por los saldos; comprometer un plan de pago que disminuya sustancialmente o pague totalmente el saldo adeudado y adoptar otras acciones que den seguridades formales respecto a los tenedores de valores en relación con el pago de los mencionados saldos.------------------------------------------------------------------------------------------------------------------------------------------------------------

En Sesión de 12 de Abril del 2002, el Comité examinó los antecedentes y acordó solicitar al Directorio un análisis de la Cuenta Corriente Mercantil con Inversiones Cachagua, incluyendo aspectos relacionados con tasas de interés, oportunidad de pago de intereses y capital, garantías y otras condiciones propias de la operación. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

En la sesión de 30 de Abril del 2002, el Comité examinó los antecedentes y evacuó informe respecto de: 1) Garantía a filial ETFC por US$ 335 millones en relación con refinanciamiento de la filial Chivor. Cabe señalar que en este caso la garantía de la compañía no se refiere a los US$ 335 millones sino que podría llegar hasta US$50 millones en un plazo de dos años; y 2) Reestructuración de propiedad de la filial Sociedad Eléctrica Santiago S.A.---------------------------------------------------------------------------------------------------------------------------------------------------------

En la sesión de 13 de Mayo del 2002, el Comité examinó los antecedentes y evacuó informe respecto de: 1) Designación de Presidente del Comité; 2) Adopción de acuerdos para el funcionamiento del Comité; y, 3) Examinó los antecedentes y evacuó informe respecto de dos contratos a suscribir con personas relacionadas (Directores Robert Morgan y Jeffery Safford). -----------------------------------------------------------------------------------------------------------------------------------

En la sesión de 24 de julio del 2002, el Comité examinó los antecedentes y evacuó informe respecto de: 1) Garantía a la filial Energy Trade and Finance Corporation en relación con crédito que ABN Amro Bank otorgara a dicha filial por US$ 40 millones, 2) Otorgamiento de garantía a obligaciones de la filial ETFC con Bank of America en relación con la opción del BOFA de exigir a ETFC la compra de títulos de créditos emitidos por las filiales argentinas Termoandes e Interandes; y 3) Otorgamiento de garantía a obligaciones de la filial ETFC con Nova Gas International Holdings (Cayman) Ltd. Inc., renegociando el pago de US$ 10 millones como saldo de precio por la compra indirecta del 15% de la participación accionaria en ESSA.-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

En sesión 14 de Agosto del 2002, el Comité examinó los antecedentes y evacuó informe respecto de la modificación del contrato de asistencia técnica y transferencia de tecnología existente con la filial Chivor SA.------------------------------------------------------------------------------------------------------------------------------------------------

En sesión de 28 de Agosto del 2002, el Comité examinó los antecedentes y evacuó informe respecto de la cesión parcial a la filial Sociedad Eléctrica Santiago S.A. del contrato de suministro existente con Chilectra.-----------------------------------------------------------------------------------------------------------------------------------------

En Sesión de 19 de Diciembre del 2002, el Comité examinó los antecedentes y evacuó informe respecto de: 1) La modificación del contrato de cuenta corriente mercantil existente con la matriz, de modo que el interés aplicable a las operaciones y/o saldo de dicha cuenta corriente, a partir del mes de Diciembre del 2002, sea el correspondiente al máximo valor resultante de la comparación entre (a) el spread del bono yankee + libor y (b) el último valor calculado según la metodología originalmente acordada, esto es, 21.14% anual, 2) La modificación de los contratos de comercialización de las Plantas Charrúa y Constitución existentes con la filial Energía Verde S.A. por no ajustarse estos a condiciones de mercado y la suscripción de un nuevo contrato de comercialización de energía y potencia referido a la turbina de San Francisco de Mostazal, 3) La cesión del contrato de suministro existente con Minera Disputada y de peajes de la conexión 110 KV existente con Chilquinta a la filial Sociedad Eléctrica Santiago S.A. y la suscripción con la misma de un contrato de peajes por la línea San Pedro-Cerro Navia. y 4) La participación en licitación llamada por la coligada Empresa Eléctrica Guacolda S.A. para el suministro de carbón.-----------------------------------------------------------------------------------------------------------------------------

DECIMO: DESIGNACIÓN DE AUDITORES EXTERNOS PARA EL EJERCICIO 2003. ------------------------------------------------------------------------------------------------------------------

Enseguida, El Gerente General indicó que correspondía proceder a la designación de los auditores externos que deberán examinar la contabilidad, inventario, balance y otros estados financieros de la compañía correspondientes al año 2003, debiendo informar por escrito a la próxima Junta Ordinaria sobre el cumplimiento de su mandato. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Se dejó constancia que el Directorio, luego de analizar la materia y atendida la proposición efectuada al efecto por el Comité de Directores del artículo 50 bis) de la ley N. 18.046, acordó sugerir a la Asamblea la designación de la firma Deloitte & Touche Sociedad de Auditores y Consultores Ltda., como auditores externos de la compañía para el ejercicio 2003. ----------------------------------------------------------------------------------------------------------------------------------------------------------------

A continuación, se ofreció la palabra a los señores accionistas para determinar si existían otras proposiciones y, no habiéndolas, se sometió a votación la proposición del Directorio, acordándose por la unanimidad de las acciones presentes designar a la firma Deloitte & Touche Sociedad de Auditores y Consultores Ltda., como auditores externos de la compañía para el ejercicio 2003.---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

DÉCIMO PRIMERO: POLÍTICA DE DIVIDENDOS. ----------------------------------------------------------------------------------------------------------------------------------------------------------------Posteriormente, el Gerente General recordó a los accionistas que a fin de dar cumplimiento a las instrucciones de la Circular N. 687 de la Superintendencia de Valores y Seguros, correspondía informar a la Junta de la política de dividendos que el Directorio estimaba para la empresa, materia que consta en el acuerdo adoptado por el Directorio en sesión 469 de 31 de Marzo pasado. Se procedió a dar lectura a dicho acuerdo, que a continuación se transcribe: --------------------------------------------------------------------------------------------------------------------------------------------"El Directorio, considerando las restricciones estatutarias, acordó informar a esta Junta que es su intención distribuir como dividendo entre sus accionistas, el 30% de las utilidades que se generen durante el año 2003. ------------------------------------------------------------------------------------------------------------------------------------------------Asimismo, se acordó dejar expresa constancia que no es intención del Directorio repartir dividendos provisorios durante el ejercicio. Igualmente, se dejó constancia que el cumplimiento de la política de dividendos antes mencionada quedaba condicionada a las utilidades que realmente se obtengan, así como también a los resultados de las proyecciones que periódicamente efectúa la sociedad, a la necesidad de aportar recursos propios al financiamiento de proyectos de inversión, y al cumplimiento de las restricciones que, en materia de dividendos, contienen los contratos de crédito suscritos con acreedores y que son las siguientes: ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------1) Estar al día en el cumplimiento de las obligaciones financieras. -----------------2) Disponer de recursos financieros suficientes para cumplir con las obligaciones de largo plazo exigibles dentro de los doce meses, y ----------------------3) Que las utilidades a distribuir sean líquidas y realizables. -------------------------------------------------------------------------------------------------------------------------------------------En cuanto a los dividendos para los años sucesivos, el Directorio considera adecuado, de no haber cambios relevantes, mantener en el mediano plazo, una política similar a la expuesta"-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

El señor Cerón aclaró luego que el acuerdo adoptado por el Directorio de repartir un 30% de las utilidades era en razón de las limitaciones estatutarias y contractuales, por lo cual, de no existir estas, probablemente la proposición sería diferente.----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------Con el objeto de dar cumplimiento a lo dispuesto en la Circular N. 687 de la Superintendencia de Valores y Seguros, la Secretaria informó a la Asamblea de los procedimientos que utiliza la compañía con ocasión del pago de dividendos, en resguardo de los intereses de los accionistas, que son los siguientes: ------------------------------------------------------------------------------------------------------------------------------"Los pagos se efectuarán en efectivo sólo cuando sean montos menores, y por regla general se harán mediante cheques o vale vistas nominativos a nombre del titular de las acciones. El pago en efectivo y la entrega de los documentos referidos se efectuará el mismo día fijado para el reparto, en Eliodoro Yánez N. 1215, Providencia, Santiago, previa identificación del accionista con su respectiva cédula de identidad. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------A los accionistas que así lo hubieren requerido por escrito, se les depositará el dividendo en sus cuentas corrientes o de ahorros que hubieren indicado, o bien se les enviará el dividendo por correo a su domicilio, mediante vale vista nominativo, todo ello el mismo día fijado para el reparto.----------------------------------------------------------------------------------------------------------------------------------------------------A los accionistas de la V Región se les pagará mediante vale vista nominativo en cualquiera de las sucursales del Banco Santander de Valparaíso y Viña del Mar.---------------------------------------------------------------------------------------------------------------------Los accionistas que deseen hacer el cobro a través de representante, deberán hacerlo mediante una poder otorgado ante notario.-------------------------------------------------------------------------------------------------------------------------------------------------------------Luego, se dejó constancia que sólo se publicaría un aviso comunicando el pago de dividendos en el periódico "El Diario Financiero" de Santiago, dentro de los 20 días anteriores a la fecha fijada para el respectivo cierre del registro de accionistas.-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

DECIMO SEGUNDO: INFORMACIÓN SOBRE LAS OPERACIONES A QUE SE REFIERE EL ARTICULO 44 DE LA LEY DE SOCIEDADES ANÓNIMAS.-----------------------------------------------------------------------------------------------------------------------------------Seguidamente, el Gerente General indicó que conforme con lo dispuesto en el artículo 44 de la Ley sobre Sociedades Anónimas, que previene textualmente que "Una sociedad anónima sólo podrá celebrar actos o contratos en los que uno o más directores tengan interés por sí o como representantes de otra persona, cuando dichas operaciones sean conocidas y aprobadas por el Directorio y se ajusten a condiciones de equidad similares a las que habitualmente prevalecen en el mercado. Los acuerdos que al respecto adopte el Directorio serán dados a conocer en la próxima junta de accionistas por el que la presida, debiendo hacerse mención de esta materia en su citación", correspondía informar a la Junta de las operaciones a que se refiere la disposición legal citada, realizadas por la compañía desde la anterior Asamblea a la fecha, las que fueron aprobadas por el Directorio en las oportunidades que, en cada caso, se indicaron. --------------------------------------------------------------------------------------------------------------------------------Tomó la palabra la Secretaria Francisca Cea y dio lectura a los respectivos acuerdos del Directorio:-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------- El Directorio, con fecha 23 de Mayo del 2002 acordó, por la unanimidad de sus miembros presentes, y con la recomendación previa del comité del artículo 50 bis de la Ley de Sociedades Anónimas, y con la excepción del Presidente don Robert Morgan, autorizar la suscripción de un contrato con don Robert Morgan, quien aparte de sus actividades como Presidente de la compañía asumiría labores ejecutivas y de asesoría financiera, económica y de administración de la compañía. Dichas labores serían remuneradas con una renta líquida mensual de US$ 12.950, cantidad que incluye el pago de las cotizaciones previsionales del señor Morgan en el sistema previsional norteamericano y que, en consecuencia, lo excluye del pago de cotizaciones en Chile, de gastos de actividades recreativas por hasta US$ 1.000 mensuales, y de gastos de cuidado de hijos menores por hasta US$ 2.000 mensuales, más el costeo de gastos de habitación por hasta US$ 5.000 mensuales, sin perjuicio de los gastos de traslado del señor Morgan y familia al término de su relación laboral y de otros beneficios que la compañía otorga en general a los trabajadores tales como seguros colectivos de salud, asignaciones de locomoción, colación y similares. Igualmente, en ambos casos la remuneración y beneficios mencionados son líquidos de impuestos en Chile, por lo que la compañía deberá efectuar las adiciones que correspondan para que la renta bruta respectiva se ajuste a los montos líquidos antes mencionados. A la fecha se le ha pagado $91.796.000.----------------------------------------------------------------------------------------------------------------------------------------------------- El Directorio, con fecha 23 de Mayo del 2002 acordó, por la unanimidad de sus miembros presentes, y con la recomendación previa del comité del artículo 50 bis de la Ley de Sociedades Anónimas, y con la excepción del Director don Jeffery Safford, autorizar la suscripción de un contrato con don Jeffery Safford, quien aparte de sus actividades como Director de la compañía asumiría labores ejecutivas y de asesoría financiera, económica y de administración de la compañía. Dichas labores serían remuneradas con una renta líquida mensual de US$ 11.850, cantidad que incluye el pago de las cotizaciones previsionales del señor Safford en el sistema previsional norteamericano y que, en consecuencia, lo excluye del pago de cotizaciones en Chile, el costeo de gastos de habitación por hasta US$ 5.000 mensuales y gastos de educación de los hijos en Chile, por un monto anual de US$ 16.000, sin perjuicio de los gastos de traslado del señor Safford y familia al término de su relación laboral y de otros beneficios que la compañía otorga en general a los trabajadores tales como seguros colectivos de salud, asignaciones de locomoción, colación y similares. Igualmente, en ambos casos la remuneración y beneficios mencionados son líquidos de impuestos en Chile, por lo que la compañía deberá efectuar las adiciones que correspondan para que la renta bruta respectiva se ajuste a los montos líquidos antes mencionados. A la fecha se le ha pagado $ 74.426.000.--Finalmente, Francisca Cea señaló que los contratos precedentemente indicados no estaban vigentes a la fecha.------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

DÉCIMO TERCERO: OTRAS MATERIAS PROPIAS DE ESTE TIPO DE ASAMBLEAS. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------A continuación, se recordó a los accionistas que de conformidad con lo establecido en el artículo 59 de la Ley N. 18.046 y artículo 22 de los Estatutos, correspondía determinar el periódico del domicilio social en que deberán efectuarse las citaciones a Juntas de Accionistas. Al respecto, se propuso efectuar tales publicaciones en el periódico "El Diario Financiero" de Santiago. ---------------------------------------------------------------------------------------------------------------------Tomó la palabra don Alberto Figueroa, quién solicitó se designara otro periódico, pues estimaba que el propuesto no era muy leído, y al efecto propuso El Mercurio.----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------A continuación, se acordó hacer una votación económica, de modo que los accionistas que estaban de acuerdo con la proposición del señor Figueroa levantaran su mano en señal. Dado que sólo el señor Figueroa votó por su proposición, se sometió a votación la propuesta de la mesa, y la junta acordó, con el voto en contra del señor Figueroa, que las citaciones a Juntas de Accionistas de la compañía se efectúen en el periódico "El Diario Financiero" de Santiago.----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

DÉCIMO CUARTO: REDUCCIÓN DEL ACTA A ESCRITURA PUBLICA. ---------------------------------------------------------------------------------------------------------------------------------

Finalmente, se sometió a la aprobación de la asamblea la proposición de la mesa, de facultar al Gerente General de la compañía don Felipe Cerón Cerón y a la Secretaria de la junta doña Francisca Cea Echenique para que, actuando conjunta o separadamente, y si así lo estimaren conveniente, reduzcan a escritura pública, total o parcialmente el acta que se levante de esta Junta.---------------------------------------------------------------------------------------------------------------------------------------------------

Sometida la materia a votación, fue aprobada en forma unánime por la junta.------------------------------------------------------------------------------------------------------------------------

Se levantó la Junta siendo las 14:55 horas. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------

AES GENER S.A MINUTES OF THE

22nd ORDINARY GENERAL SHAREHOLDERS' MEETING

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The 22nd Ordinary shareholders Assembly of AES Gener S.A. was held on April 24th, 2003 at # 130 El Bosque Sur Avenue, 1st floor, Las Condes, Santiago, Chile and it started at 13:45 hrs. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

FIRST : ATTENDANCE. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Figueroa Velasco Alberto Pablo for 1.000 shares; Ojeda Vargas Mario for 65.620 shares; Tapia Astudillo Martín Bernabé for 39.355 shares; Bravo Donoso Horacio Nelson for 10 shares; Rojas Fuentes Alberto for 100.000 shares; Ebel Vial Francisco for 3.000.000 shares; Rojas Brito Héctor Julio on behalf of Noriega Bolumburu Guillermo for 15.000 shares; Vial Orellana Pedro for 833 shares; Ojeda Donoso Silvia for 3.400 shares; Lagos García de la Huerta Cristian on behalf of Ackermann Meloth Susana Albina, Noriega Ludwig Guillermo Fernando, Ludwig Ackermann Ursula Renate and Coronado Andrade Eduardo Antonio for 11.000 shares; Eyzaguirre Baeza José María on behalf of Inversiones Cachagua Limitada for 5.596.329.349 shares; Arriagada Renner Andrés Eduardo for 6.000 shares; Kägi Guzmán Evelyn on behalf of Arques Vergara Elizabeth for 13.615 shares; Rivera Palma Juan Luis on behalf of Asesoría e Inversiones Ilihue S.A. for 2.322.274 shares and Axxion S.A. for 2.359.116 shares; Alvarado Vargas Jimena del Carmen for 1.000 shares; Muñoz Muñoz Isabel Margarita for 314 shares; and, Sánchez Espinoza Max on behalf of Consorcio Corredores de Bolsa S.A. for 251.490 shares.-----------------------------------------------------------------------------------------------------------------------------------

Total of shares present: 5.604.519.376 shares, which are equivalent to 99.79717% of the total of shares subscribed with voting rights. --------------------

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The Assembly was chaired by the director Mr. Andrés Gluski Weilert and Ms. Francisca Cea acted as regular secretary. The Chief Executive officer of AES Gener S.A., Mr. Felipe Cerón and the Chief Financial Officer, Mr. Francisco Castro, also attended the meeting. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SECOND: POWERS OF ATTORNEY AND QU0RUM. ---------------------------------------------------------------------------------------------------------------------------------------------------

The Assembly by unanimity - accepted the powers of attorney presented by Eyzaguirre Baeza José María, Rojas Brito Héctor Julio, Lagos García de la Huerta Cristián, Kägi Guzmán Evelyn, Rivera Palma Juan Luis y Sánchez Espinoza Max.----------------------------------------------------------------------------------------------------------------

The Assembly was legally constituted after certifying the attendance of the shareholders representing more shares than the number required by article 23 of the bylaws and article 61 of the stock corporations act, that is, absolute majority of the shares issued with righting votes.--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

THIRD: NOTICE. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The Secretary certified upon the Minutes that the Board of Directors of the Company, by agreement adopted in extraordinary session N.469 held on March 27th, 2003 and in accordance with the provisions set forth in articles 19 and 20 of the bylaws, decided to call to this Extraordinary Shareholders Assembly in order to discuss the issues indicated in the notice. Afterwards, it was unanimously agreed to fail to read to notices published in "Diario Financiero" of Santiago on April 11th, 17 th and 25 th, 2003. --------------------------------------------------------------------------------------------------------------------------------------------------------

Likewise, it was certified upon the minutes that this Assembly was informed to the Superintendency of Securities and Stocks through a letter sent on April 3rd, 2003 and that no representative from said Superintendency attended the meeting. -----------------------------------------------------------------------------------------------------------------------------------------------

It was pointed out that the notices were mailed to each of the shareholders registered in the registry, in due time according to paragraph 2nd of article 59 of the Act n.18,046. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

FOURTH: SIGNTURE OF THE MINUTES. ----------------------------------------------------------------------------------------------------------------------------------------------------------------

At the proposal of the Table, the Assembly, by unanimity, agreed to appoint José María Eyzaguirre Baeza, Jimena Alvarado Vargas, Isabel Muñoz Muñoz, Héctor Rojas Brito and Juan Luis Rivera so that any of them together with the Chairman and the Secretary, sign the Minutes of this Assembly. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

FIFTH: MINUTES FROM THE PREVIOUS ORDINARY ASSEMBLY. -------------------------------------------------------------------------------------------------------------------------

The Assembly acknowledged that the Minutes from the previous Ordinary Assembly held on April 30th, 2002 had been duly approved, given that it had been signed by the three shareholders appointed by said Assembly together with the Chairman and the Secretary. The Assembly, unanimously, decided to fail to read said minutes. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

SIXTH: THE APPROVAL OF THE FINANCIAL STATEMENTS AND THE ANNUAL REPORT AS TO DECEMBER 31st 2002, INCLUDING THE REPORT OF THE ACCOUNT INSPECTORS AND THE REPORT OF THE EXTERNAL AUDITORS.-----------------------------------------------------------------------------------

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Before offering the floor to the shareholders, the Chief Executive Officer, said, on behalf of the Chairman of the company, Mr. Joseph Brandt, that he excused himself from attending the assembly due to serious last minute impediments. Then, and also on behalf of the Chairman, the CEO addressed to the shareholders with a brief summary of the main milestones occurred during 2002.

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First of all, he said that in financial terms, AES Gener reached an important record of cash flow generation, which was reflected in the consolidated operating EBITDA, calculated as operating incomes plus depreciation and amortization of intangibles, which reached a record of CLP $168.000 million, allowing us to reduce our level of consolidated indebtedness by CLP $112 million. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

With respect to the results, Mr. Cerón said that we obtained consolidated net incomes for CLP $32,000 million, which represents an increase of 38,000 million with respect to 2001. This enhancement was explained mainly for an increase in the operating margin by 36% and a decrease of the administration and sales expenses by a similar percentage. -----------------------------------------------------------------------------------------------------------------------------------------------------------------

In the financial aspect, the CEO highlighted how relevant it was the short-term debt restructuring for over US$450 million. These efforts concluded with the successful agreements reached with ABN, the syndicate of creditor banks of Chivor and Bank of America, which allowed us to lighten substantially the financial burden of the company until 2005. -----------------------------------------------------------------------------------------------------------------------------------------------------------------

He added that as for the electric business in Chile, on a consolidated level, sales reached a record of CLP $243,000 million. In physical terms, the group's sales represented 29.4% of the energy consumed in the country. As for generation for the Chilean market including the production of Salta, the AES group generated 7,8000 GWh net, which represents 19.4% of the generation of the national electric grid. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

With respect to the management of the power plants, due to the favorable hydro conditions since 2000, the thermoelectrical units of the company in the SIC had a low level of dispatch, except for Guacolda and Nueva Renca. On the contrary, the hydro plants run all year through. In the SING, Norgener and Salta increased its dispatch level in comparison to 2001, but they kept a significant idle capacity

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He added that just like in previous years, the plants with low dispatch worked mainly towards the improvement of their availability and the plants with high dispatch tried to enhance their results. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Then, Mr. Cerón indicated that another significant aspect of the electrical sector in Chile referred to the regulation discussion that took place all year still in progress in order to make certain modifications to the electric law through the so-called "ley corta". AES Gener has actively participated in this discussion, not only trying to protect its interests, but also allow the development of the electric sector efficiently minimizing the global costs of electric supply in the country. Particularly, the efforts of AES Gener have focused on transport issues in order to try to avoid on the one hand the adequate signals to set the tariffs of transport activities, including the best location for future generation projects and also avoid the increase of the State participation in planning schemes. -----------------------------------------------------------------------------------------------------------------------------

On an international level, he added that Chivor's generation stood out reaching 10% of the energy production of Colombia. The sales of this subsidiary - for $81,000 represented 20% of the total consolidated revenues; while its consolidated EBITDA contribution was $32,000 million equivalent to 19% of the total. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Then, Mr. Cerón informed that during 2002, it continued the sale process of the non-core assets in Chile initiated in 2001. In terms of flows, we received near US$5 million for our interest in Oilgener, whose line of business is the exploration of oil and gas, and in Explotaciones Sanitarias y Ecogener, both in the sanitary business. In turn, the sale of our interest in Itabo (Dominican Republic) has been delayed, but we expects it to be ready by 2003. --------------------------------------------------------------------------------------------------------------------------------

Then, Mr. Cerón referred to the development projects, saying that the company have continued studying different alternatives to satisfy the increase of the electric demand in the SIC. In this respect, he highlighted the recent environmental permit to convert Renca into a natural gas combined-cycle, which would allow to reduce the generation costs, increase the installed capacity, increase generation and reduce the emission levels. ------------------------------------------------------------------------------------------------------------------------------------------------------

As for the company's administration, he mentioned that certain changes took place towards a better organizational efficiency. These changes concluded last October when AES Gener adopted a functional organizational structure designed around the following managements: administration & finance, commercial, regulation & development and operations. All these management depend directly on the chief executive officer who for the purposes if AES companies relates directly to the executive management of AES in Arlington. The latter implied a recognition and show of trust towards the local administration team, since the current administration does no longer relay on the figure of an executive president with residence in Chile from the AES Corp, or other AES companies. -----------------------------------------------------------------------------------------------------------------

Together with these organizational changes, he added that in 2002 there was a significant effort to cut costs, enhance revenues and establish internal control policies and systems to make the administration more efficient. With respect to human resources, there was a 7% adjustment in the staff without having any alteration in the relationship with the unions. In fact, during 2002 we had periodical work meetings with the unions with transparency, harmony and mutual respect, which contributed with an adequate labor environment. ---------------------------------------------------------------------------------------------------------------------------

It is also important to highlight the commitment of the company towards the environment and a friendly insertion in the community. Both of these aspects relate to our social responsibility. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Then, he referred to environmental issues informing that during 2002 we kept on working to make AES Gener a model of clean production under a continuous improvement criterion. The company obtained certain environmental permits and last January Eléctrica Santiago obtain the international certification of environmental management ISO14001 for Nueva Renca. ------------------------------------------------------------------------------------------------------------------------------------------------

Afterwards, he informed that in social terms, we continue developing educational programs, such as Amigos de la Ciencia, Amigos de la Naturaleza and Amigos de la Energía, all of which represent a significant contribution to the development and living standard of the communities around our plants. ---------------------------------------------------------------------------------------------------------------------------

He said that he considered necessary to refer to the deterioration of the risk rating of our company's debt and the price of our shares. Despite AES Gener has comply timely with al its financial commitments, it has restructured its debt successfully and it has an important operating cash flow, such deterioration has affected us during the entire year. Apparently, said deterioration is due to the uncertainty sensed by the risk rating agencies with respect to the refinancing of our convertible bonds in March 2003 and the Yankee bonds in January 2006. In this respect, an important challenge for 2003 is to look for refinancing alternatives that clear the doubts of the financial community, allow us to improve our risk rating, recover the share prices and finance our future expansion. Our excellent positioning in the Chilean generation sector, its diversified portfolio of generation plants and its experienced administration will be key to achieve refinancing that's I convenient both for the company and its creditors. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

As for the financial restructuring process that is still in preliminary stage, he informed that they are exploring a combination of credit payment according to the original schedule, refinancing and a capital increase as part of the outstanding payment operation from AES of the mercantile account. Once the financial aspect is cleared out, in 2004 the company could focus on the development of new projects in order to have more generation capacity for 2006. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Finally, Mr. Cerón expressed his desire to thanked the effort and dedication of the member of the Board of Directors of t he company, its administration and al the executives and employees of AES Gener, subsidiaries and equity method investees. He added that all of them together will continue working enthusiastically and with effort during 2003 so that AES Gener continues making important contributions to the Chilean electric sector for the benefit of its shareholders, the financial sector, its employees and the community in general. -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Once the statements finished, the floor was offered with respect to the Annual Report, the Balance and the Financial Statements of the year ending on December 31st, 2002. -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Immediately after, Mr. Alberto Rojas Fuentes took the floor to ask the CEO about the way in which the company intends to generate resources to serve and pay its debt. The CEO answered saying that a portion of the company's debt is going to be paid during 2003 and 2004 through the cash flows of the company to pre-pay an important portion of that debt. With respect to the big maturity of 2005, the company plans to find satisfactory alternatives keeping its indebtedness with respect to its assets. -----------------------------------------------------------------------------------------------------------------------------------------------------------------------

Then, Mr. Rojas asked about the date in which Central Renca will start its operations as combined cycle, to which the CEO replies that Renca conversion is a project that the company has analyzed for a while, as I mentioned before, we have just obtained the environmental permits, but according to the current requirements of the SIC it's appropriate for this combined cycle to start operations before 2005. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Mr. Alberto Rojas took the floor again to ask about the operating results of the Company during the first quarter of 2003, particularly in comparison with the same period last year. The CEO answered this question indicating that unfortunately he couldn't give details because the information was not public yet; however, he could inform that during the first quarter of this year no big surprises have been occurred, because there weren't substantial changes with respect to last year. Energy demands continue sgrowing, more energy has been sold and, in general, the plants of the Company are operating well. ---------------------------------------------------------------------------------------------------------------------------------

Then, Mr. Juan Luis Rivera Palma took the floor to say that the mercantile account that the company has with its parent company, AES Corp., would expire, according to the annual report, on February 28 200, which as of today amounts to US$215,000,000,000. Since in the USA, AES Corp is prepaying several obligations for US$525 million, he asks about what the Company is doing to get pay for the mercantile account in force. The CEO takes the floor and answers that it's important to clarify that the mercantile account exists between the company and Inversiones Cachagua Ltda (that is own by AES Corp).He added that currently, they are working and assessing alternatives so that such account is paid before its maturity or together with the refinancing of the company as part of a global process. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------

Then, Mr. Juan Luis Rivera took the floor again and asked if they could expect to receive new resources from the parent company, to which the CEO answered that AES Gener hasn't been include in the prepayments that he had mentioned before. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Then, Mr. Pedro Vial takes the floor and asks about the effects the non-inclusion of the capacity sale of installed capacity in the ley corta would have on the company. The CEO answered saying that the main issue about the ley corta are the transmission tolls, but lately the government has shown to be open to the idea of not having all the higher costs to be transferred to the users as it was in the original bill. He mentioned that even if there is no direct effect on the company, they estimate that it's an inappropriate signal for the electric grid itself.-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Pedro Vial took the floor again to ask about the result of the sale of non-operating assets in 2002, particularly Las Americas building and the Country Club. The CEO answered that the sale of Las Americas resulted in looses that were offset by the proceeds generated from the sale of the country club. -------------------------------------------------------------------------------------------------------------------------

Afterwards, Pedro Vial took the floor again to ask about the direct sale of shares of AES Gener published in the newspaper last week and how it influenced the value of the shares of the company. The CEO answered indicating that although they don't know the bottom reason for the fall in the share value last Friday, they should consider that the market doesn't have enough liquidity because the parent company keeps 98.6% of the shares, so the sale you mention was an important number of shares and it caused an important effect, but on Monday, the stock price rise considerably. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Mr. Alberto Figueroa Velasco takes the floor and says he sees a considerable progress in the profits of the company and congratulates the administration, but he also shows concern about the mercantile account that has being growing and according to the explanations given, AES Corp wouldn't pay this account before its maturity in February 2004 so he asks about the measures that administration is going to tale about it. Mr. Cerón answers his question saying that in order to buy AES Gener S.A., AES Corp had to incur in debt and part of that debt would be paid with the sale of the assets in Argentina. Also, such contract hasn't registered movements since 2001 and its increase is due to the accrual of interests. Besides, inversions Cachagua has committed to avoid withdrawing dividends until they can be charged to the account balance payment. Mr. Cerón added that one of the formulas that are being evaluated is to reduce the capital stock, so the interest of Inversiones Cachagua which requires the approval of the holders board and then, a capital increase in which said company wouldn't participate but other parties would be invited that could be institutional investors of the same creditors of the company. Due to the insistence of the shareholders about the payment of the mercantile account balance, the CEO clarified that its doesn't consider a payment or amortization schedule; so the payment obligation is due in February 2004. Besides, no cash problems are foreseen for the company, but until the biggest maturity in 2005, so the administration expects to start assessing a refinancing alternative beforehand. --------------------------------------------------------------------------------------------------------------------------------------------------

Then, Mr. Jose María Eyzaguirre Baeza takes the floor and indicates that currently they are assessing several alternatives for the payments of said account, adding that such payment wasn't an alternative but an obligation of Onversiones Cacahagua, which will serve. He added that besides the payment that is the natural way to serve an obligation, there are other alternatives under assessment in a refinancing scenario, such as the reduction of the company's capital that involves a proportional reduction in the proportion Inversiones Cachagua owns such capital of its debt with the company, which would be net-off not receiving any money from the company, but the remaining shareholders would. However, he added that it is preferable for the company to keep an adequate capital debt relation. He added that the second part of such refinancing scenario is to increase the company' capital and invite third parties, excluding the controller. Then, the issuance would probably be through common shares in which third parties would contribute with capital. He added that shareholders always have a preferential right to subscribe shares a common share so it would require the contribution of the amount the assembly approves, but the portion that exceeds the amount the shareholders are willing to subscribe with preference would be contributed by third parties. For instance, the creditors of the company so that they have a more important role in the capital. However, he indicated that the story has only just begun and inversions Cachagua is working with the administration to return the financial stability to the company, which al shareholders expect. ----------------------------------------------------------------------------------------------------------------------------------------------------------------

Mr. Cerón clarified that an eventual capital reduction requires the approval of the convertible bondholders, so such a measure would be a be part of the whole financial restructuring package of the company. ------------------------------------------------------------------------------------------------------------------------------------------------------------

Once the intervention of the shareholders concluded, and before the voting, it was certified that the Annual Report and the Financial Statements of the year ending in December 31st 2002 which were revised and approved by the Committee established according to article 50 bis of the law 18046 and the Board of Directors. These reports, and the annual report, were put at the disposal of the shareholders in the social premises and sent to those shareholders that met the requirements of circular n.1108 of the SVS. Likewise, it was certified that such Financial Statements were published in "El Diario" of Santiago on April 11th 2003. -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Then, after voting on the annual report, the balance and the financial statements of the company as of December 31st 2002 - including the report of the external auditors Deloitte & Touche they were approved by the unanimity of the shareholders present. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Afterwards and in accordance with the provisions set forth in article 78 of the law on stock corporations with respect to circular 687 of the SVS and after the approval of the balance, it is hereby certified the final balances of the company as of December 31st 2002. According to the latter, the shareholders are informed of the final balances once the reclassification of the item "equity variance of subsidiaries" was made, which corresponds to an adjustment of previous years done by Chivor. Such adjustment relates to an error in the calculation of the depreciation of the fixed assets of 1999 and before, which was recorded during 2001 directly against this equity reserve and it would be as shown on the screen: ----------------------------------------------------------------------------------------------------------------------------------------------------------
Paid-in Capital	$ 654.074.614.931.-
Over price in the sale of shares	$ 29.242.921.653.-
Reserve adjustment of fixed asset	$ 42.189.905.333.-
Other reserves	$ 8.340.284.301.-
Reserve future dividends	$ 4.829.292.023.-
Net income	$ 32.416.398.263.-

TOTAL EQUITY	$ 771.093.416.504.-

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SEVENTH: DISTRIBUTION OF PROFITS AND DIVIDENDS. -----------------------------------------------------------------------------------------------------------------------------------------

Then, the CEO took the floor and said that as it was already informed to the shareholders, during 2002, the company recorded profits for $32,416,398,263. However, since $2,636,863,480 need to be discounted from such amount due to the adjustment of Chivor and according to the bylaws we may only distribute 30% of our profits, the final amount to be distributed amounts to $8,933,860,435.- It is important to point out that an item called "positive goodwill amortization" is part of the profit to be distributed and it corresponds to $215,578,540; which according to circular 368 of the SVS, this situation must be informed to the Ordinary Shareholders Meeting, before deciding on its distribution. Also, in 2002, there was no provisionary distribution of dividends. -----------------------------------------------------------------------------------------------------------------

Then it is proposed to distribute 30% of the profits amounting to $8,933,860,435, this is, $1.57487216281 per share in currency of December 2002. Also, it is proposed that the shareholders receive a definite dividend from May 19th 2003. -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The chief financial officer, Francisco Castro, takes the floor to mention that according to an agreement subscribed by Inversiones Cachagua with ABN Amro Bank, it may not receive the dividends just mentioned, since they shall be offset with the debits corresponding to the mercantile account contract. Mr. Cerón added that the controller does not intend to make any withdrawal in the short term and that the aforementioned agreement proves that. Such agreement obliges Inversiones Cachagua to abstain from making any withdrawal during the term of the credit agreement, that is, until February 28th 2004. --------------------------------------------------------------------------------------------------------------------------------------

Then, due to such profit distribution and by virtue of letter e) point I of circular 687 issued by the SVS, we inform you about the composition of the equity accounts as of December 31st 2002 which amounts to$ 762.159.556.069.- --------------------------------------------------------------------------------------------------------------------------------------

Paid-in Capital $ 654.074.614.931.-

Share sale over-price $ 29.242.921.653.-

Fixed asset adjustment reserve $ 42.189.905.333.-

Future Dividend Reserves $ 25.674.966.371.-

Other reserves $ 10.977.147.781.

TOTAL EQUITY $ 762.159.556.069.-

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Then, Mr. Francisco Castro takes the floor to refer to the statutory and contractual restrictions that prevent the company from distributing dividends over the legal minimum. As you all know, in the extraordinary shareholders meeting held on July 4th 2001, the company modified the bylaws to among other aspects- increase the quorum required to approve the agreements on transformation, merger or division of the company, modify particular provisions of the bylaws and establish that the distribution of dividends over the legal minimum shall only occur when the company has an interest hedging ratio equal to or higher than 2.4 or that established by the Assembly and/or when such distribution does not damage the company's risk rating. These restrictions were agreed to keep the company's risk rating, since it was better than that of its controller (The AES Corp.). On the other hand, during 2002, two credit agreements were subscribed by which the creditor banks imposed the condition to not distribute dividends over the legal minimum. Then, Mr. Castro said that since the Board wants their shareholders to benefit from the positive results of 2002, we inform you that we're currently having conversations with ABN and BofA so that they authorize us to distribute the remaining 70% of the profits from the previous year. Once we obtain such authorization, we shall call an extraordinary shareholders meeting to modify the articles of the bylaws that forbid the distribution of dividends over the legal minimum and agree the distribution of dividends around $20,845,674,348 in currency of December 2002. We also inform you that the controller Inversiones Cachagua Limitada may not withdraw dividends, but they shall offset against the debits of the existing mercantile account. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

EIGHTH: APPOINTMENT OF THE BOARD OF DIRECTORS. -------------------------------------------------------------------------------------------------------------------------------------

Then, the CEO pointed out that in accordance with the provisions established in article 13 of the bylaws, we shall appoint the Board of Directors of the company, which is composed by seven regular directors and seven alternate directors that shall hold such position for three years.---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

He added that the Table had received a proposal from Inversions Cachagua Limitada - controller of AES Gener- to designate the following people as regular and alternate directors: ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Regular	Alternate
Joseph Brandt	Martín Cordero
Daniel Yarur Elsaca	Sergio Quiñones
René Cortázar Sanz	Fernando Pujals
Javier Giorgio	Jorge Busato
Eduardo Dutrey	Luciano Barquín
Andrés Gluski	Carlos Álvarez
Eric Lukau	Pablo Santamarina

----------------------------------------------------------------------------------------------------------------------------------------------------

Afterwards, the Secretary, Ms. Francisca Cea, took the floor to enhance that the general rule is that companies that are forced to constitute the Committee of Directors referred to in article 50 bis of the law on stock corporations - such as the case of AES Gener - when proceeding with the election of the Board of Directors they must require that all people related to the controller indicate so when voting in order to state in the minutes the vote of such people, because the votes issued by such people related or linked to the controller, although they do so through powers of attorney granted by minority shareholders or people not related to the controller, are considered to be votes from the controller for the purposes mentioned in the second paragraph of article 50 bis of the law on stock corporations. She added that in the case of AES Gener and due to the percentage of shares owned by the controller, all Directors are considered to be elected with the vote of the controller. Therefore, in case there are no candidates different from those already proposed, they shall be elected by acclamation and there would not be necessary to ask all the shareholders present. She continued saying that if there were other candidates, they propose and economic voting that consists that the people with preference for the candidates not proposed by the controller indicate such so in order to certify said voting upon the minutes. Since there weren't new proposals and there were as many nominates as positions available (for Regular and Alternate directors), they are considered to be elected by acclamation. ---------------------------------------------------------------------------------------------------------------------------------------------------------

She added that the following are the people elected both as Regular and Alternate directors for a period of approximate three years: --------------------------------------------------------------------------------------------------------------------

Regular	Alternate
Joseph Brandt	Martín Cordero
Daniel Yarur Elsaca	Sergio Quiñones
René Cortázar Sanz	Fernando Pujals
Javier Giorgio	Jorge Busato
Eduardo Dutrey	Luciano Barquín
Andrés Gluski	Carlos Álvarez
Eric Lukau	Pablo Santamarina

--------------------------------------------------------------------------------------------------------------------------------------------------------

Afterwards, it was hereby certified that all directors have been elected with the votes of the Controller. -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

FOURTH: "THE REMUNERATION OF THE MEMBERS OF THE COMMITTEE OF DIRECTORS IN ACCORDANCE WITH ARTICLE 50 BIS OF THE LAW N.18046, APPROVAL OF ITS BUDGET FOR 2003 AND INFORMATION ON THE ACTIVITIES OF THE COMMITTEE. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The Secretary took the floor and referred to article 50 bis of Act N.18.046 on stock corporations that was incorporated by act 19705 and she explained its scope and content. She reminded that since AES Gener has a capital stock over UF1,500,000 it should appoint such Committee whose functions are those entrusted by the law and whose member must received the payment established buy the ordinary shareholders assembly that also has to determine an expense budget for said Committee and its advisors. -----------------------------------------------------------------------------------------------------------------------------------------------------------------

She indicated that the Table has received a salary proposal to maintain the salary of the previous year, that is, an amount equivalent to UF160 a month per each member of the Committee. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Then, the floor was offered to the shareholders, but there was no other proposal so the previous one was voted and its was approved by unanimity of the shareholders present. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Then, the Secretary informed that they had received a proposal about the budget of the Committee for 2003, which consisted in keeping the annual budget in US$25,000. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Then, the floor was offered to the shareholders and since there weren't more proposals on that aspect, it was voted and unanimously approved by the shareholders present. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Afterwards, the Secretary indicated that in order to comply with article 50 bis of the stock corporations act that provides that the activities developed by the Committee of Directors and its expenses, including that of its advisors, shall be informed in the ordinary shareholders meeting. She indicated that the Committee of Directors met 11 times between the date of its establishment and today and it did not incur in any expenses whatsoever during such period. Them she read a summary of the activities developed by the committee that are transcribed below:--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Session of February 5th, 2002: The Committee analyzed the information provided and elaborated an report on: 1) Guarantee to subsidiary ETFC for the US$12,500,000 credit that would be subscribed with CITIBANK N.A. 2) Amendment to the mercantile account agreement subscribed with Norgener S.A., including market interest.-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Session on March 20th, 2002: The Committee analyzed the information provided and elaborated an report on: 1) the hiring of external auditors for 2002; 2) coal sale to the colligated Guacolda S.A. and the subsidiary Norgener S.A.; 3) Balance, financial statements and report of the external auditors; and 4) Amendment to the capacity and electricity supply contract in force with the subsidiary Sociedad Eléctrica Santiago that increasing the energy amounts bought by the company. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Session of March 25, 2002: The Committee studied the information and prepared a report on the mercantile account with Inversiones Cachagua Limitada and they agreed to inform the Board about the convenience and need to request from it the adoption of one or more actions in order to pay the accrued interests for the balances; commit to a payment schedule that decreases or settles the outstanding balance and adopt other actions that give certainty to the security holders with respect to the payment of the aforementioned balances. ------------------------------------------------------------------------------------------------------------------------------

Session from April 12, 2002:The Committee studied the information provided and agreed to request the Board an analysis of the mercantile account with Inversiones Cacahagua including aspects related to interest rates, payment opportunity for interests and capital, guarantees and other conditions of the operation. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Session from April 30 2002: The Committee studied the information provided and prepared a report on: 1) guarantee to subsidiary ETFC for US$335 million related to the refinancing of the subsidiary Chivor. It's important to mention that in this case, the guarantee of the company doesn't refer to the US$335 million but it could reach US$50 million within two year; and 2) ownership restructuring of the subsidiary Sociedad Eléctrica Santiago S.A. --------------------------------------------------------------------------------------------------------------------------------------------------------

Session May 13, 2002:The committee studied the information provided and elaborated a report on: 1) appointment of the president of the committee; 2) adoption of agreements for the operation of the committee and 3) studied the information and prepared a report on two contracts to be subscribed with related people (Directors Robert Morgan and Jeffery Safford). -----------------------------------------------------------------------------------------------------------------------------------------

Session from July 24 2002: the committee studied the information provided and prepared a report on: 1) guarantee to the subsidiary ETFC related to the credit that ABN Amro Bank will grant to such subsidiary for US$40 million; 2) guarantee to be grant for obligations of subsidiary ETFC with Bank of America with respect to the option of the BofA to request from ETFC the purchase of credit securities issued by the Argentinean subsidiaries Termoandes and Interandes; and 3) guarantee for obligations of subsidiary ETFC with Nova Gas International Holdings (Cayman) Ltda Inc, renegotiating the payment of US$10 million as price balance for the indirect purchase of 15% of the capital stock in ESSA. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Session from August 14, 2002: the committee studied the information and prepared a report about the modification of the technical assistance and technology transference contract subscribed with Chivor S.A. ----------------------------------------------------------------------------------------------------------------------------------------

Session August 28, 2002: the committee studied the information provided and prepared a report on the partial assignment of the supply contract with Chilectra to subsidiary Sociedad Eléctrica Santigo S.A. ---------------------------------------------------------------------------------------------------------------------------------------------------------------

Session December 19, 2002: the committee studied the information provided and prepared a report on: 1) the modification to the mercantile account contract subscribed with the parent company so that the interest applicable to its operations and/or balance from December 2002 should be equivalent to the maximum value resulting from comparing (a) the spread of the Yankee bond + Libor and (b) the last value calculated according to the methodology originally agreed, that is, 21.15% annual; 2) The modification of the commercialization contracts of Charrúa and Constitucion plants, subscribed with the subsidiary Energía Verde S.A., because they not agree with the market conditions and the subscription of a new energy and capacity commercialization contract referred to the turbine of San Francisco de Mostazal; 3) 3) assignment of the supply contract existing with Minera Disputada and the toll contract for the 110 kV existing with Chilquinta to the subsidiary Sociedad Eléctrica Santiago S.A and the subscription with it of a toll contract for the San Pedro-Cerro Navia line; and 4) the participation in the bid process called by the colligated Empresa Eléctrica Guacolda S.A. for coal supply. -----------------------------------------------------------------------------------------------------------------------------------------------------------------------

TENTH: DESIGNATION OF EXTERNAL AUDITORS FOR 2003. -----------------------------------------------------------------------------------------------------------------------------------

Then, the CEO said that they had to designate the external auditors that must examine the accounting, inventory, balance and other financial statements of the company for 2003 and inform about its task in written in the next ordinary shareholders meeting. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

It is certified that the Board, after analyzed the subject and based on the proposal made by the committee of directors, agreed to suggest the designation of Deloitte & Touche Sociedad de Auditores y Consultores Ltda as external auditors of the company for 2003. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Then, the floor was offered to the shareholders to determine if there were other proposals and since there weren't any, the proposal of the Board was voted and it was approved by unanimity to designate Deloitte & Touche Sociedad de Auditores y Consultores Ltda as external auditors of the company for 2003. -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

ELEVENTH: POLICY ON DIVIDENDS. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The CEO reminded the shareholders that in order to comply with circular n.687 of the SVS, it is necessary to inform about the agreement adopted by the Board of Directors in session 469 held on March 31st with respect to the dividends policy considered convenient for the company. Said agreement stated below was read: ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

"The Board of Directors, considering the statutory restrictions, has agreed to inform this Assembly that its intention is to distribute as dividends 30% of the profits generated during 2003 among its shareholders. ------------------------------------------------------------------------------------------------------------------------------------------------

Likewise, it was agreed to certify upon these minutes that the Board doe not intend to distribute provisory dividends during this fiscal year. Also, it was certify upon these minutes that the compliance with the dividend policy aforementioned shall be subject to the profits actually obtained and the results of the periodic forecasts of the company, the need to contribute with resources to the financing of projects and compliance with the restrictions included in the credit agreements subscribed with creditors, which are as follows: -------------------------------------------------------------------------------------------------------------

    Be up today in the compliance with the financial obligations.

    Have enough financial resources to comply with the long-term obligations enforceable within 12months.

    Profits to distribute must be net and booked.--------------------------------------------------------------------------------------------------------------------------------------------------------

As for the dividends for the successive years, the Board considers appropriate, if no relevant changes occur, to keep a similar policy in the medium term" --------------------------------------------------------------------------------------------------------------------------

Mr. Cerón clarified that the agreements reached by the Board to distribute 30% of the profits was due to the statutory and contractual limitations, so if they weren't in place, the proposal would probably be different. --------------------------------------------------------------------------------------------------------------------------------------------

In order to comply with the instructions of circular n.687 from the SVS, the Secretary shall inform about the procedures used by the company with respect to dividend distribution in order to protect the interests of all shareholders: ----------------------------------------------------------------------------------------------------------------------"Payments shall be done in cash only in the case of small amounts, but generally they shall be made by check or sight notes issued to the name of the holder of the shares. The cash payment and the delivery of the referred documents shall be done the same day established for the distribution at1215 Eliodoro Yañez street, Providencia, Santiago, prior identification of the shareholder with its corresponding identity card. -----------------------------------------------------------------------------------------------------------------------------------------------------------

The dividend may be deposited in the current accounts of those shareholders that had required so in written document, or it may be sent my mail to their domicile through a sight note the same day as that established for the distribution. ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Shareholders from the V region shall receive the payment through a sight note sent to any of the branches of Banco Santander in Valparaíso and Viña del Mar. ---------------------------------------------------------------------------------------------------------------

Shareholders that wish to collect the money through a representative, shall do so through a power of attorney authorized by a notary. -------------------------------------------------------------------------------------------------------------------------------------------------

Likewise, it is hereby certified that only one notice is to be published to communicate the payment of dividends in the newspaper "El Diario" of Santiago within 20 days before the day established for the corresponding close of the shareholders record. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

TWELFTH: INFORMATION ON THE OPERATIONS REFERRED TO IN ARTICLE 44 OF THE ACT ON STOCK CORPORATIONS.------------------------------------------------------------------------------------------------------------------------------------------

The CEO said that according to the provisions set forth in article 44 of the law on stock corporations that establishes that a stock corporation may only celebrate acts or contracts in which one or more Directors have interest in by themselves or as representatives or other person, when said operations are known and approved by the Board of Directors and they adjust to equity conditions similar to those existing in the market, which shall be inform in the following shareholders meeting, we have to inform you about the operations referred to in such article since the last Assembly until today, which were approved by the Board as indicated. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The Secretary, Francisca Cea, took the floor and read the corresponding Board agreements: ---------------------------------------------------------------------------------------------

The Board, on May 23rd 2002, agreed, by the unanimity of its members present and prior recommendation of the Committee of Directors, except for the Chairman Mr. Robert Morgan, to authorize a contract with Robert Morgan who, besides his activities as Chairman of the company would assume executive and financial tasks, financial and economic consultancy and management tasks. Such tasks would be paid with a monthly net income of US$12,950 including social security payments of Mr. Morgan in the North-American system, which excludes him from the social security payments in Chile, leisure activities for up to US$1,000 a month and babysitting expenses for children up to US$2,000 a month, plus the living expenses for up to US$5,000 a month, without detriment of the travel expenses of Mr. Morgan and his family at the end of his labor relationship and other benefits, such as health insurances, transport allowances, meal allowances and others. In both cases the remuneration and benefits mentioned are net amounts in Chile, so the company should make the necessary adjustments so that the total gross income adjusts to the net amounts aforementioned. As of today, his has received $91,796,000.- ----------------------------------------------------------------------------------------------------------------------------------------

The Board, on May 23rd 2002, agreed, by the unanimity of its members present and prior recommendation of the Committee of Directors, except for the Director Mr. Jeffery Safford, to authorize a contract with Jeffery Safford who, besides his activities as Director of the company would assume executive and financial tasks, financial and economic consultancy and management tasks. Such tasks would be paid with a monthly net income of US$11.850 including social security payments of Mr. Morgan in the North-American system, which excludes him from the social security payments in Chile, the living expenses for up to US$5,000 monthly and the education expenses of his children in Chile for up to IS$16,000; without detriment of the travel expenses of Mr. Safford and his family at the end of his labor relationship and other benefits that the company grants to its employees, such as health insurances, transport allowances, meal allowances and others. In both cases the remuneration and benefits mentioned are net amounts in Chile, so the company should make the necessary adjustments so that the total gross income adjusts to the net amounts aforementioned. As of today, his has received $74.426.000.------------------------------------------------------------------------------------------------------------------------------------------Finally, Francisca Cea informed that the aforementioned contracts weren't in force presently. ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

THIRTEENTH: OTHER ISSUES CONCERNING THIS KIND OF ASSEMBLIES. ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Likewise, shareholders were reminded that in accordance to the provisions established in article 59 of the law n.18,946 and article 22 of the bylaws, this assembly should consider the newspaper of the social domicile in which the call notices for shareholders meetings should be made. The newspaper "El Diario" of Santiago is proposed. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Mr. Alberto Figueroa took the floor to request the designation of another newspaper, because the proposed one wasn't very much read and he proposed El Mercurio. -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Then, it was agreed to make an economic vote so that the shareholders that agreed with the proposal of Mr. Figueroa raise their hands to indicate so. Since only Mr. Figuero voted for his proposal, the proposal of the table was voted and the Assembly agreed with the opposite vote of Mr. Figueroa that the notices for shareholders assembly of the company should be published in "El Diario Financiero" of Santiago. -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

FOURTEENTH: ABRIDGEMENT TO PUBLIC DEED. -------------------------------------------------------------------------------------------------------------------------------------------------------Finally, the proposal of the Table to entitle the chief executive officer of the company, Mr. Felipe Cerón and the Secretary of the Board, Ms. Francisca Cea, acting jointly or independently, to abridge these minutes to a public deed, either partially or in its entirety, the minutes from this assembly. --------------------------------------------------------------------------------------------------.-------------------------------------------

After voting the issue, it was unanimously approved by the assembly. -----------------------------------------------------------------------------------------------------------------------------

The assembly was adjourned at 14:55 hours. ------------------------------------------------